FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 07, 2014

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc
7 March 2014

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1.
The Royal Bank of Scotland Group plc (the "Company") announces that conditional awards over ordinary shares of £1 in the Company ("Shares"), granted under the RBS 2010 Deferral Plan between March 2011 and March 2013 to the Directors and/or Persons Discharging Managerial Responsibility ("PDMRs'") set out below, vested on 7 March 2014. The number of Shares sold to meet relevant tax liabilities arising on vesting and the number of vested Shares retained by each PDMR is set out below:-

Director / PDMR	No. of Shares vested	No. of Shares sold to satisfy relevant tax liability	No. of vested Shares retained
Elaine Arden	19,183	9,031	10,152
Rory Cullinan	270,446	127,301	143,145
Leslie Matheson	13,808	6,501	7,307
Ross McEwan	18,799	8,849	9,950
Alison Rose	93,248	43,894	49,354
David Stephen	51,682	24,328	27,354
Christopher Sullivan	77,117	36,301	40,816
Bruce Van Saun	308,473	170,672	137,801
Donald Workman	25,904	12,195	13,709

The market price per Share on the date of vesting was £3.326. Vested Shares retained after payment of relevant tax liabilities are subject to a six month retention period from vesting and are held in the Computershare Retained Shares Nominee account.

2.
The Company announces that conditional awards over Shares, granted under the RBS 2010 Long Term Incentive Plan on 7 March 2011 (or as otherwise stated) to the PDMRs set out below, vested on 7 March 2014. The number of Shares sold to meet relevant tax liabilities arising on vesting and the number of vested Shares retained by each PDMR is set out below:-

Director / PDMR	No. of Shares vested	No. of Shares sold to satisfy relevant tax liability	No. of Shares retained
Elaine Arden	58,789	27,673	31,116
Rory Cullinan	134,856	63,478	71,378
Leslie Matheson	58,078	27,338	30,740
Simon McNamara1	17,619	8,294	9,325
David Stephen	63,551	29,914	33,637
Christopher Sullivan	159,299	74,984	84,315
Bruce Van Saun	170,677	96,018	74,659
Donald Workman	43,285	20,375	22,910

1 Granted and announced on 8 November 2013.
The market price per Share on the date of vesting was £3.326. Vested Shares retained after payment of relevant tax liabilities are subject to a six month retention period from vesting and are held in the Computershare Retained Shares Nominee account.

3.
The Company announces that conditional awards over Shares have been granted on 7 March 2014 under the RBS 2010 Deferral Plan to the PDMRs set out below. The awards are eligible to vest between June 2014 and March 2017 and are subject to clawback provisions.

Director / PDMR	Maximum no. of Shares eligible to vest
Rory Cullinan	785,540
Alison Rose	266,932
Donald Workman	144,906
The market price per Share used on the grant of the above awards was £3.278. Vested Shares retained after payment of relevant tax liabilities will be subject to a six month retention period from vesting.

4.
The Company announces that conditional awards over Shares have been granted on 7 March 2014 under the RBS 2010 Long Term Incentive Plan to the PDMRs set out below. The awards are eligible to vest on 7 March 2017 (or as otherwise stated), subject to the achievement of performance conditions. Clawback provisions will also apply.

Director / PDMR	No. of Shares representing the initial notional value of award at grant	Maximum no. of Shares eligible to vest
Elaine Arden	123,551	274,558
Rory Cullinan	137,279	305,065
Leslie Matheson	137,279	305,065
Ross McEwan	411,837	915,193
Simon McNamara	240,238	533,863
Jonathan Pain	164,735	366,077
Alison Rose	130,415	289,811
David Stephen	164,735	366,077
Christopher Sullivan	226,510	503,356
Bruce Van Saun2	334,008	428,216
Donald Workman	37,752	83,893

2 Award is eligible to vest in two equal tranches on 7 March 2016 and 7 March 2017.

The market price per Share used on the grant of the above awards was £3.278. Vested Shares retained after payment of relevant tax liabilities will be subject to a six month retention period from vesting.

For further information contact:-
Group Media Relations - +44(0)131 523 4205

Person responsible for making notification:-
Aileen Taylor, Group Secretary and Head of Corporate Governance

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 07 March 2014

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary